Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, October 22, 2025	Financial Contact: David M. Lowe, 612-623-6456 Media Contact: Meredith A. Sobieck, 612-623-6427 Meredith_A_Sobieck@graco.com

Graco Reports Third Quarter Results
MINNEAPOLIS (October 22, 2025) – Graco Inc. (NYSE: GGG) today announced results for the third quarter ended September 26, 2025.

Summary
$ in millions except per share amounts

	Three Months Ended			Nine Months Ended
	Sep 26, 2025	Sep 27, 2024	% Change	Sep 26, 2025	Sep 27, 2024	% Change
Net Sales	$543.4	$519.2	5%	$1,643.4	$1,564.6	5%
Operating Earnings	164.7	145.7	13%	466.2	440.1	6%
Net Earnings	137.6	122.2	13%	389.4	377.4	3%
Diluted Net Earnings per Common Share	$0.82	$0.71	15%	$2.30	$2.19	5%

Adjusted (non-GAAP): (1)
Operating Earnings, adjusted	$150.6	$145.7	3%	$452.1	$440.1	3%
Net Earnings, adjusted	$122.8	$122.2	0%	$370.2	$367.1	1%
Diluted Net Earnings per Common Share, adjusted	$0.73	$0.71	3%	$2.18	$2.13	2%
(1) Excludes the impact of excess tax benefits from stock option exercises and contingent consideration fair value adjustments. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.
•Net sales for the third quarter increased 5 percent. Incremental sales from acquired operations contributed 6 percentage points of sales growth.
•The gross profit margin rate was flat for the third quarter as price realization and favorable product and channel mix offset higher product costs and the unfavorable effects of lower margin rates from acquired operations.
•Operating expenses for the third quarter decreased 5 percent and included a non-cash gain of $14 million from the reduction in fair value of acquisition-related contingent consideration.
•Other non-operating income decreased $2 million for the quarter, mostly due to lower interest income.
•Net earnings increased 13 percent for the third quarter. Adjusted net earnings were flat, as higher sales offset increased operating expenses and lower non-operating income.

"Sales increased by 5% in the third quarter, with a strong 6% contribution from recent acquisitions. Organic revenue declined 2% reflecting ongoing softness in global construction markets, particularly in North America," said Mark Sheahan, Graco’s President and Chief Executive Officer. "We did see encouraging growth in select end markets and geographies across our Industrial and Expansion Markets segments. Tariffs presented a

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challenge as anticipated, but our strategic pricing actions began to gain traction late in the quarter, leading to margin performance that exceeded expectations. We also advanced our growth strategy with the acquisition of Color Service in August."

Consolidated Results

Net sales for the third quarter increased 5 percent from the comparable period last year (4 percent at consistent translation rates). Third quarter net sales increased 2 percent in the Americas, increased 12 percent in EMEA (6 percent at consistent translation rates), and increased 7 percent in Asia Pacific (7 percent at consistent translation rates). Year-to-date net sales increased 5 percent compared to last year (5 percent at consistent translation rates). Year-to-date net sales increased 1 percent in the Americas, increased 13 percent in EMEA (11 percent at consistent translation rates), and increased 10 percent in Asia Pacific (12 percent at consistent translation rates).

Changes in currency translation rates increased worldwide sales by $5 million and $2 million, respectively, for the third quarter and year to date from the comparable periods last year. Acquired operations contributed $29 million of sales growth for the third quarter and $91 million of sales growth for the year to date.

The gross profit margin rate was flat for the third quarter and decreased approximately 1 percentage point for the year to date from the comparable periods last year as price realization and favorable product and channel mix offset higher product costs and the unfavorable effects of lower margin rates from acquired operations for the quarter but unable to offset these items for the year to date. Higher product costs included increased tariff costs of $5 million for the quarter and $9 million for the year to date. Interim pricing actions in the third quarter began to offset the effects of increased tariff costs.

Total operating expenses decreased $6 million (5 percentage points) for the third quarter and decreased $3 million (1 percentage point) year to date and included a non-cash gain of $14 million from the reduction in fair value of acquisition-related contingent consideration. Incremental expenses from acquired operations of $10 million for the quarter and $29 million for the year to date were partially offset by decreases in product development spending and selling, marketing and distribution expenses.

Other non-operating income decreased $2 million for the third quarter from the comparable period last year largely due to decreased interest income. For the year to date, other non-operating income decreased $5 million compared to last year and included higher exchange losses on net liabilities of certain foreign operations of $8 million and decreased interest income of $7 million. Partially offsetting these year-to-date items were a $5 million gain in the first quarter from the sale of a former manufacturing and distribution facility in Switzerland and $1 million of favorable market valuation changes on investments held to fund certain retirement benefits.

The effective income tax rate was 18 percent for the third quarter and 19 percent for the year to date. Adjusted to exclude the impacts of certain non-recurring items (see Financial Results Adjusted for Comparability below), the adjusted effective income tax rate of 20 percent for the quarter increased 1 percentage point from the comparable period last year due to the unfavorable effects of foreign earnings taxed at higher rates than the U.S. For the year to date, the adjusted effective tax rate of 20 percent was flat compared to the same period last year.

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Segment Results
Management assesses performance of segments by reference to operating earnings excluding unallocated corporate expenses. For a reconciliation of segment operating earnings to consolidated operating earnings, refer to the segment information table included in the financial statement section of this release. Certain measurements of segment operations are summarized below:

	Three Months			Nine Months
	Contractor	Industrial	Expansion Markets	Contractor	Industrial	Expansion Markets
Net Sales (in millions)	$262.4	$238.6	$42.4	$806.4	$712.5	$124.5
Percentage change from last year
Sales	8%	1%	3%	9%	1%	4%
Operating earnings	(4)%	4%	43%	(7)%	5%	30%
Operating earnings as a percentage of sales
2025	26%	34%	25%	25%	34%	24%
2024	29%	33%	18%	30%	33%	19%

Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months				Nine Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	(3)%	5%	0%	2%	(4)%	6%	0%	2%
EMEA	(1)%	26%	6%	31%	(3)%	28%	3%	28%
Asia Pacific	(12)%	33%	(1)%	20%	(3)%	34%	(2)%	29%
Consolidated	(3)%	11%	0%	8%	(3)%	12%	0%	9%

Incremental sales from acquired operations in the Contractor segment for the third quarter and year to date were partially offset by sales declines in ongoing operations primarily due to continued weakness in worldwide construction markets. The operating margin rate declined 3 percentage points for the quarter and 5 percentage points for the year to date mainly due to higher product costs from increased tariffs and the unfavorable effects of lower margin rates of acquired operations. The rate of decline in operating margin lessened as price realization improved as the third quarter progressed.

Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months				Nine Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	3%	0%	0%	3%	1%	0%	0%	1%
EMEA	(7)%	2%	6%	1%	0%	1%	2%	3%
Asia Pacific	(6)%	3%	0%	(3)%	1%	1%	(1)%	1%
Consolidated	(2)%	1%	2%	1%	1%	0%	0%	1%

Industrial segment sales increased 1 percent for both the third quarter and year to date. For the quarter, sales growth in the vehicle service product application in the Americas more than offset finishing system sales in the prior year that did not repeat. Year-to-date sales increased 1 percent largely due to improved activity in the Americas and Asia Pacific, particularly in China. The operating margin rate for this segment increased 1

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percentage point for both the quarter and year to date as realized pricing and favorable product and channel mix offset higher product costs, including tariffs.

Components of net sales change by geographic region for the Expansion Markets segment were as follows:

	Three Months				Nine Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	(6)%	0%	0%	(6)%	(4)%	0%	0%	(4)%
EMEA	(4)%	0%	1%	(3)%	5%	0%	1%	6%
Asia Pacific	40%	0%	1%	41%	27%	0%	0%	27%
Consolidated	3%	0%	0%	3%	4%	0%	0%	4%

Expansion Market net sales increased 3 percent for the third quarter and 4 percent for the year to date as continued sales growth in the semiconductor and electric motor product applications more than offset decreased sales in the environmental product application. The operating margin rate for this segment increased for both the quarter and year to date driven by increased sales volume and favorable product and channel mix.

Outlook
"While organic revenue is down 1% year to date due to ongoing challenges in key end markets, we’re encouraged by several positive developments as we move into the fourth quarter," said Sheahan. "Order rates are holding steady, our interim pricing actions are gaining momentum, and we’re entering a favorable year-over-year comparison period, especially within the Contractor segment. These factors reinforce our confidence in achieving our full-year guidance of low single-digit sales growth on an organic, constant currency basis."

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Financial Results Adjusted for Comparability
Excluding the impact of excess tax benefits from stock option exercises and contingent consideration fair value adjustments presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP adjusted measurements of operating earnings, earnings before income taxes, income taxes, effective income tax rate, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended		Nine Months Ended
	Sep 26, 2025	Sep 27, 2024	Sep 26, 2025	Sep 27, 2024
Operating earnings, as reported	$164.7	$145.7	$466.2	$440.1
Contingent consideration	(14.1)	—	(14.1)	—
Operating earnings, adjusted	$150.6	$145.7	$452.1	$440.1

Earnings before income taxes	$168.5	$151.3	$478.1	$456.8
Contingent consideration	(14.1)	—	(14.1)	—
Earnings before income taxes, adjusted	$154.4	$151.3	$464.0	$456.8

Income taxes, as reported	$30.8	$29.1	$88.8	$79.4
Excess tax benefit from option exercises	0.7	—	5.1	10.3
Income taxes, adjusted	$31.5	$29.1	$93.9	$89.7

Effective income tax rate
As reported	18.3%	19.2%	18.6%	17.4%
Adjusted	20.4%	19.2%	20.2%	19.7%

Net Earnings, as reported	$137.6	$122.2	$389.4	$377.4
Contingent consideration	(14.1)	—	(14.1)	—
Excess tax benefit from option exercises	(0.7)	—	(5.1)	(10.3)
Net Earnings, adjusted	$122.8	$122.2	$370.2	$367.1

Weighted Average Diluted Shares	168.6	172.1	169.6	172.3
Diluted Earnings per Share
As reported	$0.82	$0.71	$2.30	$2.19
Adjusted	$0.73	$0.71	$2.18	$2.13

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our 2024 Overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

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Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to, risks relating to the demand for our products and the level of commercial, industrial and construction activity worldwide; changes in currency translation rates; international and domestic instability; interest rate fluctuations and changes in credit markets; global sourcing of materials; inflationary cost pressures and our ability to raise prices without decreasing demand for our products; interruptions of or intrusions into our information systems; intellectual property rights; the use of generative artificial intelligence and other emerging technologies; conducting business internationally; catastrophic events; our ability to attract, develop and retain qualified personnel; public health crises; our growth strategies and acquisitions; potential goodwill impairment; our ability to compete effectively; our dependence on a few large customers; our dependence on cyclical industries; changes in laws and regulations; climate-related laws, regulations and accords; environmental, social and governance-related expectations and requirements; compliance with anti-corruption and trade laws; changes in tax or tariff rates or the adoption of new tax or tariff legislation; and costs associated with legal proceedings. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2024 (and the most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A of our Annual Report on Form 10-K for fiscal year 2024 might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, October 23, 2025, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s third quarter results.

A real-time listen-only webcast of the conference call will be broadcast by Nasdaq. Individuals can access the call and view the slides on the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 26, 2025	Sep 27, 2024	Sep 26, 2025	Sep 27, 2024
Net Sales	$543,358	$519,212	$1,643,448	$1,564,644
Cost of products sold	254,133	243,082	776,960	721,463
Gross Profit	289,225	276,130	866,488	843,181
Product development	20,251	21,306	60,357	65,076
Selling, marketing and distribution	68,019	65,143	203,567	200,773
General and administrative	50,295	43,958	150,407	137,252
Contingent consideration	(14,061)	—	(14,061)	—
Operating Earnings	164,721	145,723	466,218	440,080
Interest expense	711	656	2,079	2,034
Other income, net	(4,450)	(6,225)	(14,003)	(18,756)
Earnings Before Income Taxes	168,460	151,292	478,142	456,802
Income taxes	30,832	29,095	88,790	79,426
Net Earnings	$137,628	$122,197	$389,352	$377,376
Net Earnings per Common Share
Basic	$0.83	$0.72	$2.34	$2.24
Diluted	$0.82	$0.71	$2.30	$2.19
Weighted Average Number of Shares
Basic	165,733	168,810	166,693	168,800
Diluted	168,623	172,111	169,589	172,348

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended		Nine Months Ended
	Sep 26, 2025	Sep 27, 2024	Sep 26, 2025	Sep 27, 2024
Net Sales
Contractor	$262,428	$242,295	$806,419	$741,975
Industrial	238,591	235,875	712,521	702,613
Expansion Markets	42,339	41,042	124,508	120,056
Total	$543,358	$519,212	$1,643,448	$1,564,644
Operating Earnings
Contractor	$67,873	$71,053	$205,292	$221,555
Industrial	80,733	77,538	242,700	232,192
Expansion Markets	10,389	7,275	29,283	22,461
Unallocated corporate (expense)	(8,335)	(10,143)	(25,118)	(36,128)
Contingent consideration	14,061	—	14,061	—
Total	$164,721	$145,723	$466,218	$440,080